SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549
                        __________________

                AMENDMENT NO. 1 TO SCHEDULE 13E-3
                         (RULE 13e-100)
             TRANSACTION STATEMENT UNDER SECTION 13(e)
            OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                     RULE 13e-3 THEREUNDER

         RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION
           13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                    CALLOWAY'S NURSERY, INC.
                      (Name of the Issuer)

                    CALLOWAY'S NURSERY, INC.
              (Names of Person(s) Filing statement)

                  COMMON STOCK, $0.01 PAR VALUE
                  (Title of Class of Securities)

                            131255101
              (CUSIP Number of Class of Securities)

                        Daniel G. Reynolds
                      Calloway's Nursery, Inc.
                            Suite 200
                      4200 Airport Freeway
                  Fort Worth, Texas 76117-6200
                          (817) 222-1122

                         with a copy to:
                        Gene G. Lewis, Esq.
                     Locke Liddell & Sapp LLP
                            Suite 3400
                         600 Travis Street
                      Houston, TX 77002-3095

            (Name, Address and Telephone Numbers of
           Person Authorized to Receive Notices and
            Communications on Behalf of the Person(s)
                       Filing Statement)

This statement is filed in connection with (check the appropriate box): a.[ ]The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.[ ]The filing of a registration statement under the Securities Act of 1933.
c.[ ]A tender offer.
d.[X]None of the above.

Check the following box if the soliciting materials or information
statement referred to in checking box (a) are preliminary copies:	[ ]

Check the following box if the filing is a final amendment reporting
the results of the transaction:	[ ]

                  Calculation of Filing Fee
      Transaction Value              Amount of Filing Fee
           $3,197*                           $.26

*The transaction valuation was based upon the purchase price of all shares of the common stock, $0.01 par value, of Calloway's Nursery, Inc. from holders of record of fewer than 100 shares of Calloway's Nursery, Inc. common stock, as of November 20, 2003, at $0.90 per share.

[X]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2)of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $8.09
Filing Party: Calloway's Nursery Inc.
Form of Registration No.: SC 13E-3
Date Filed: September 18, 2003


       TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
             EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

      This Rule 13e-3 Transaction Statement on Schedule 13E-3(this "Schedule 13E-3") is being filed by Calloway's Nursery, Inc., a Texas corporation (the "Company"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, in connection with an odd-lot stock purchase offer with the intended result that the Company will cease to be a publicly held company and will become a private corporation. After the filing of this Schedule 13E-3, the Company intends to distribute an Odd-Lot Purchase Offer (the "Odd-Lot Purchase
 Offer") describing the offer to its shareholders. A copy of the Odd-Lot Purchase Offer in substantially the form intended to be distributed to its shareholders is filed herewith as Exhibit 24.

ITEM 1. 	SUMMARY TERM SHEET

The required information is incorporated herein by reference to the section of the Odd-Lot Purchase Offer entitled "SUMMARY."

ITEM 2. 	SUBJECT COMPANY INFORMATION

The name of the subject company is Calloway's Nursery, Inc. The address of the Company's principal executive offices is 4200 Airport Freeway, Suite 200, Fort Worth, Texas 76117- 6200, and its telephone number is
(817) 222-1122. The subject class of equity securities is common stock, $0.01 par value per share. Additional required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled "MARKET FOR THE COMMON STOCK."

ITEM 3.  	IDENTITY AND BACKGROUND OF THE FILING PERSON

The filing person is the subject company. Additional required information is incorporated herein by reference to the sections of the Odd-Lot Purchase Offer entitled "THE COMPANY" and "MANAGEMENT - Board of
Directors and - Non-Director Executive Officers."

ITEM 4.	TERMS OF THE ODD-LOT PURCHASE OFFER

The required information is incorporated herein by reference to the section of the Odd-Lot Purchase Offer entitled "THE ODD-LOT PURCHASE OFFER."

ITEM 5. 	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND
AGREEMENTS.

The required information is incorporated herein by reference to the sections of the Odd-Lot Purchase Offer entitled "MANAGEMENT - Security Ownership of Management and - Certain Transactions with Management."

ITEM 6. 	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The required information is incorporated herein by reference to the sections of the Odd-Lot Purchase Offer entitled "THE ODD-LOT PURCHASE OFFER - Background and Description of the Odd-Lot Purchase Offer" and "SPECIAL FACTORS - Effects of the Odd-Lot Purchase Offer."

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

The required information is incorporated by reference to the sections of the Odd-Lot Purchase Offer entitled "SPECIAL FACTORS - Purpose and Reasons for the Odd-Lot Purchase Offer; - Alternatives to the Odd-Lot Purchase Offer and - Effects of the Odd-Lot Purchase Offer."

ITEM 8.	FAIRNESS OF THE TRANSACTION

The required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled "SPECIAL FACTORS - Fairness of the Odd-Lot Purchase Offer; - Fairness of the Offer Price and -
Approval of the Odd-Lot Purchase Offer."

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

The required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled "SPECIAL FACTORS - Approval of the Odd-Lot Purchase Offer."

ITEM 10. 	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

The required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled "THE ODD-LOT PURCHASE OFFER -
Source of Funds."

ITEM 11. 	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The required information is incorporated herein by reference to the section of the Odd-Lot Purchase Offer entitled "MANAGEMENT - Security Ownership of Management."

ITEM 12.	SOLICITATION OR RECOMMENDATION

The required information is incorporated herein by reference to the sections of the Odd-Lot Purchase Offer entitled "SPECIAL FACTORS - Fairness of the Odd-Lot Purchase Offer; - Fairness of the Offer Price;
- Approval of the Odd-Lot Purchase Offer and - Recommendation of the
Board."

ITEM 13. 	FINANCIAL STATEMENTS

The information contained in Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2002 and the information contained in Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 is incorporated by reference. Additional required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled "SUMMARY FINANCIAL INFORMATION."

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

The required information is incorporated by reference to the section of the Odd-Lot Purchase Offer entitled "THE ODD-LOT PURCHASE OFFER - Persons Implementing the Odd-Lot Purchase Offer."

ITEM 15. 	ADDITIONAL INFORMATION

Not applicable.

ITEM 16. 	EXHIBITS

	1.	Disclosure Statement regarding the Negotiated Purchase Plan
dated September 17, 2003 (filed as Exhibit 1 to the Schedule 13E-3, File No. 005-41995, effective September 18, 2003).

	2.	Loan Agreement between the Company and The Frost National
Bank dated September 21, 1999 (filed as Exhibit 2 to the Schedule 13E-3, File No. 005-41995, effective September 18, 2003).

	3.	Form of Employment Agreement dated July 3, 1991 between the
Company and James C. Estill (filed as Exhibit 10(a) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

	4.	Extension of Employment Agreement between the Company and
James C. Estill dated July 2, 1996 (filed as Exhibit 10(m) to the
Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
1996).

	5.	Extension of Employment Agreement between the Company and
James C. Estill dated May 9, 2001 (filed as Exhibit 10(p) to the
Company's Annual Report on Form 10-K for the fiscal year ended
September 30, 2001).

	6.	Form of Employment Agreement dated July 3, 1991 between the
Company and John T. Cosby (filed as Exhibit 10(b) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

	7.	Extension of Employment Agreement between the Company and
John T. Cosby dated July 2, 1996 (filed as Exhibit 10(n) to the
Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
1996).

	8.	Extension of Employment Agreement between the Company and
John T. Cosby dated May 9, 2001 (filed as Exhibit 10(q) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001).

	9.	Form of Employment Agreement dated July 3, 1991 between the
Company and John S. Peters (filed as Exhibit 10(c) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

	10.	Extension of Employment Agreement between the Company and
John S. Peters dated July 2, 1996 (filed as Exhibit 10(o) to the
Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
1996).

	11.	Extension of Employment Agreement between the Company and
John S. Peters dated May 9, 2001 (filed as Exhibit 10(r) to the
Company's Annual Report on Form 10-K for the fiscal year ended
September 30, 2001).

	12.	Employment Agreement between the Company and C. Sterling
Cornelius dated September 21, 1999 (filed as Exhibit 10(k) to the
Company's Annual Report on Form 10-K for the fiscal year ended
September 30, 1999).

	13.	Calloway's Nursery, Inc. Stock Purchase Plan (filed as
Exhibit 28 to the Company's Registration Statement on Form S-8, as amended, File No. 33-46170, effective March 3, 1992).

	14.	Calloway's Nursery, Inc. 1991 Stock Option Plan (filed as
Exhibit 10(d) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

	15.	Calloway's Nursery, Inc. 1995 Stock Option Plan for
Independent Directors (filed as Exhibit 99(c) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995).

	16.	Calloway's Nursery, Inc. 1996 Stock Option Plan (filed as
Exhibit A to the Company's Proxy Statement for its 1996 annual meeting of shareholders).

	17.	Calloway's Nursery, Inc. 1997 Stock Option Plan (filed as
Exhibit A to the Company's Proxy Statement for its 1997 annual meeting of shareholders).

	18.	Calloway's Nursery, Inc. 1998 Stock Option Plan (filed as
Exhibit A to the Company's Proxy Statement for its 1998 annual meeting of shareholders).

	19.	Calloway's Nursery, Inc. 1999 Stock Option Plan (filed as
Exhibit A to the Company's Proxy Statement for its 1999 annual meeting of shareholders).

	20.	Form of Individual Stock Option Grant to Non-Employee
Directors (filed as Exhibit 20 to the Schedule 13E-3, File No. 005-41995, effective September 18, 2003).

	21.	Lease Agreement between the Company and Frost National Bank,
Trustee, for George J. Wechsler and Dorothy I. Wechsler for 1570 Ruiz Street, San Antonio (filed as Exhibit 21 to the Schedule 13E-3, File
No. 005-41995, effective September 18, 2003).

	22.	Lease Agreement between the Company and Frost National Bank,
Trustee, for George J. Wechsler and Dorothy I. Wechsler for 7007 San
Pedro Avenue, San Antonio (filed as Exhibit 22 to the Schedule 13E-3,
File No. 005-41995, effective September 18, 2003).

	23.	Lease Agreement between the Company and Frost National Bank,
Trustee, for George J. Wechsler and Dorothy I. Wechsler for 6714
South Flores Street, San Antonio (filed as Exhibit 23 to the Schedule
13E-3, File No. 005-41995, effective September 18, 2003).

	*24.	Odd-Lot Purchase Offer dated November 20, 2003.

	*25.	Letter of Transmittal

	*26.	Letter from James C. Estill, President of Calloway's
Nursery Inc. to the Shareholders dated November 21, 2003.

*Filed herewith

                               SIGNATURES

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information contained in this statement is true, complete and correct.

                             CALLOWAY'S NURSERY, INC.
                             By:  /s/ Daniel G. Reynolds
                             Daniel G. Reynolds
                             Vice President and Chief Financial Officer

                             November 20, 2003

                              EXHIBIT INDEX

	1.	Disclosure Statement regarding the Negotiated Purchase Plan
dated September 17, 2003 (filed as Exhibit 1 to the Schedule 13E-3, File No. 005-41995, effective September 18, 2003).

	2.	Loan Agreement between the Company and The Frost National
Bank dated September 21, 1999 (filed as Exhibit 2 to the Schedule 13E-3, File No. 005-41995, effective September 18, 2003).

	3.	Form of Employment Agreement dated July 3, 1991 between the
Company and James C. Estill (filed as Exhibit 10(a) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

	4.	Extension of Employment Agreement between the Company and
James C. Estill dated July 2, 1996 (filed as Exhibit 10(m) to the
Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
1996).

	5.	Extension of Employment Agreement between the Company and
James C. Estill dated May 9, 2001 (filed as Exhibit 10(p) to the
Company's Annual Report on Form 10-K for the fiscal year ended
September 30, 2001).

	6.	Form of Employment Agreement dated July 3, 1991 between the
Company and John T. Cosby (filed as Exhibit 10(b) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

	7.	Extension of Employment Agreement between the Company and
John T. Cosby dated July 2, 1996 (filed as Exhibit 10(n) to the
Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
1996).

	8.	Extension of Employment Agreement between the Company and
John T. Cosby dated May 9, 2001 (filed as Exhibit 10(q) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001).

	9.	Form of Employment Agreement dated July 3, 1991 between the
Company and John S. Peters (filed as Exhibit 10(c) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

	10.	Extension of Employment Agreement between the Company and
John S. Peters dated July 2, 1996 (filed as Exhibit 10(o) to the
Company's Quarterly Report on Form 10-Q for the quarter ended June 30,
1996).

	11.	Extension of Employment Agreement between the Company and
John S. Peters dated May 9, 2001 (filed as Exhibit 10(r) to the
Company's Annual Report on Form 10-K for the fiscal year ended
September 30, 2001).

	12.	Employment Agreement between the Company and C. Sterling
Cornelius dated September 21, 1999 (filed as Exhibit 10(k) to the
Company's Annual Report on Form 10-K for the fiscal year ended
September 30, 1999).

	13.	Calloway's Nursery, Inc. Stock Purchase Plan (filed as
Exhibit 28 to the Company's Registration Statement on Form S-8, as amended, File No. 33-46170, effective March 3, 1992).

	14.	Calloway's Nursery, Inc. 1991 Stock Option Plan (filed as
Exhibit 10(d) to the Company's Registration Statement on Form S-1, as amended, File No. 33-40473, effective June 26, 1991).

	15.	Calloway's Nursery, Inc. 1995 Stock Option Plan for
Independent Directors (filed as Exhibit 99(c) to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995).

	16.	Calloway's Nursery, Inc. 1996 Stock Option Plan (filed as
Exhibit A to the Company's Proxy Statement for its 1996 annual meeting of shareholders).

	17.	Calloway's Nursery, Inc. 1997 Stock Option Plan (filed as
Exhibit A to the Company's Proxy Statement for its 1997 annual meeting of shareholders).

	18.	Calloway's Nursery, Inc. 1998 Stock Option Plan (filed as
Exhibit A to the Company's Proxy Statement for its 1998 annual meeting of shareholders).

	19.	Calloway's Nursery, Inc. 1999 Stock Option Plan (filed as
Exhibit A to the Company's Proxy Statement for its 1999 annual meeting of shareholders).

	20.	Form of Individual Stock Option Grant to Non-Employee
Directors (filed as Exhibit 20 to the Schedule 13E-3, File No. 005-41995, effective September 18, 2003).

	21.	Lease Agreement between the Company and Frost National Bank,
Trustee, for George J. Wechsler and Dorothy I. Wechsler for 1570 Ruiz Street, San Antonio (filed as Exhibit 21 to the Schedule 13E-3, File
No. 005-41995, effective September 18, 2003).

	22.	Lease Agreement between the Company and Frost National Bank,
Trustee, for George J. Wechsler and Dorothy I. Wechsler for 7007 San
Pedro Avenue, San Antonio (filed as Exhibit 22 to the Schedule 13E-3,
File No. 005-41995, effective September 18, 2003).

	23.	Lease Agreement between the Company and Frost National Bank,
Trustee, for George J. Wechsler and Dorothy I. Wechsler for 6714
South Flores Street, San Antonio (filed as Exhibit 23 to the Schedule
13E-3, File No. 005-41995, effective September 18, 2003).

	*24.	Odd-Lot Purchase Offer dated November 20, 2003.

	*25.	Letter of Transmittal

	*26.	Letter from James C. Estill, President of Calloway's
Nursery Inc. to the Shareholders dated November 21, 2003.

*Filed herewith